

P.O. BOX 738 - MARIETTA, OHIO - 45750
www.peoplesbancorp.com

NEWS RELEASE

FOR IMMEDIATE RELEASE
October 20, 2020

Contact: Katie Bailey
Chief Financial Officer and Treasurer
(740) 376-7138

PEOPLES BANCORP INC. DECLARES QUARTERLY DIVIDEND

MARIETTA, Ohio - The Board of Directors of Peoples Bancorp Inc. ("Peoples") (Nasdaq: PEBO) declared a quarterly cash dividend of $0.35 per common share on October 19, 2020, payable on November 16, 2020, to shareholders of record on November 2, 2020.

This dividend represents a payout of approximately $6.9 million. Based on the closing stock price of Peoples' common shares of $21.67 on October 19, 2020, the quarterly dividend produces an annualized yield of 6.46%.

Peoples Bancorp Inc. ("Peoples", Nasdaq: PEBO) is a diversified financial services holding company and makes available a complete line of banking, trust and investment, insurance and premium financing solutions through its subsidiaries. Headquartered in Marietta, Ohio since 1902, Peoples has established a heritage of financial stability, growth and community impact. Peoples has $4.9 billion in total assets and 88 locations, including 76 full-service bank branches in Ohio, Kentucky and West Virginia. Peoples is a member of the Russell 3000 index of U.S. publicly-traded companies.

END OF RELEASE